Alexco Resource Corp.
Management’s Discussion and Analysis
For the three months ended September 30, 2007

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated November 9, 2007 and provides an analysis of Alexco’s interim consolidated financial results for the three months ended September 30, 2007 compared to the same period in the previous year.

The following information should be read in conjunction with the Corporation’s September 30, 2007 unaudited interim consolidated financial statements with accompanying notes and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the year ended June 30, 2007, which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). All dollar figures are expressed in Canadian dollars unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Corporation’s June 30, 2007 audited consolidated financial statements. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. All statements in this discussion, other than statements of historical facts, that address reserve potential, exploration drilling, exploitation activities and events or developments that the Corporation expects are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Overall Performance and Results of Operations

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Corporation conducts mineral exploration in Canada primarily in Yukon Territory. Alexco also performs reclamation and remediation services.

The Corporation’s primary mineral property interests are in the adjacent Keno Hill and McQuesten properties and the Brewery Creek property, in Yukon Territory. Other property interests include the Sprogge, Harlan and Klondike properties located in Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia.

Keno Hill Silver Property

Substantially all of the Corporation’s exploration activities during the three months ended September 30, 2007 were conducted at the Keno Hill property. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and

Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The property has numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 ounces per ton (“opt”) silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited filed for bankruptcy.

In June 2005, the Corporation was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Corporation, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Corporation Ltd. ("ERDC") (“the Purchase Agreement”). The Corporation applied for a water license on October 18, 2006 and the eventual issuance of the water license will permit "Final Closing" of the acquisition to take place. Ownership and title of the Keno Hill mining claims and the other UKHM assets will be conveyed to ERDC on Final Closing, which is anticipated by the end of the 2007 calendar year or early in 2008.

Beginning in March 2007, an expanded drilling campaign was initiated with two distinct objectives. First, to define and upgrade historic resources at the Bellekeno and Husky SW mines; and second, to continue exploration in promising sites throughout the property. This diamond drilling program totaling over 21,000 meters was completed at the end of October 2007, with approximately 19,000 meters having been drilled through September 30th. The results of the program are currently being compiled, and the Corporation anticipates releasing a National Instrument 43-101 compliant resource estimate in mid November 2007.

In March 2007, the Corporation entered into a Memorandum of Understanding with FNNND that provided FNNND with opportunities in terms of employment, preferential contract positioning, training and other benefits, while FNNND provided support for the Corporation’s ongoing activities at Keno Hill.

In September 2007, the Corporation and FNNND entered into a negotiation agreement relating to the Corporation’s current and future activities on and around the former UKHM property. The negotiation agreement provides for the negotiation and settlement of two further agreements between the Corporation and FNNND. The first of these is an agreement specifically concerning the care and maintenance and long-term remediation and closure of the district, as well as exploration activities currently undertaken by the Corporation. The second proposed agreement would be a mining impact benefit agreement to be concluded if the Corporation determines, as a result of its exploration activities, that any portion of the large Keno Hill property should be developed into a mine operation. Under the initial negotiation agreement, the Corporation will provide funding to FNNND for future negotiation expenses and will also assist in retaining and building capacity to ensure that FNNND has the tools to properly evaluate environmental and reclamation issues pertaining to Keno Hill.

Brewery Creek Gold Property

The Brewery Creek property is located in Yukon Territory, near Dawson City. The Brewery Creek Mine produced gold from its heap leach operation from 1996 to 2002. Mined out oxide reserves totaled 9.7 million tonnes grading 1.44 g/t Au and were distributed in seven near surface deposits along the 12-kilometer "Reserve Trend". The majority of oxide reserves were depleted in the late 1990's and the mine was subsequently closed and reclaimed during the downturn in metal prices. The property, which was almost exclusively explored in the past for low grade oxide mineralization, is currently being re-evaluated for both higher grade epithermal sulphide mineralization and lower grade intrusive-related gold mineralization.

The Corporation currently anticipates seeking a joint venture partner for Brewery Creek as it focuses on properties such as Keno Hill where it can also provide environmental remediation or care and maintenance services. NovaGold has a right to joint venture and back-in once the Corporation has expended $750,000 in exploration.

The Corporation’s asset retirement obligation (“ARO”) consists of costs associated with reclamation and closure activities at the Brewery Creek property. The activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs. The ARO is calculated to reflect payments for approximately the next thirteen years. Settlement of reclamation for less than expected may result in gains.

McQuesten Property

During the three months ended September 30, 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest in the Corporation’s 70% owned McQuesten property. To exercise the option, the Corporation must issue 210,000 common shares of the Corporation plus grant a net smelter royalty to the optionor ranging from 0.5% to 2.0%, varying amongst the claims comprising the property, and the option is exercisable at any time until September 20, 2008. The Corporation issued 140,000 common shares during the period in consideration for the granting of the option, valued at $651,000.

Consulting Services

The Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants (“Access”) and Alexco Resource U.S., the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Results of Operations

The Corporation had a net loss of $481,000 (or $0.01 per share) for the three months ended September 30, 2007 compared with a loss of $56,000 (or $nil per share) for the three months ended September 30, 2006. The loss before taxes was $645,000 for the current quarter as compared to earnings of $7,000 in the comparative quarter. Due to the significant expansion of exploration, consulting services and corporate activity, general and administrative expenses have increased, including salaries and office related costs.

The Corporation had consulting revenues of $1,388,000 for the quarter ended September 30, 2007 compared with $1,331,000 for the quarter ended September 30, 2006. The Corporation is continuing as a contractor for the Government of Yukon to provide environmental care and maintenance for the Keno Hill property, as well as performing a number of additional special care and maintenance projects. Separately, Alexco’s environmental consulting group provides environmental services to government and industry clients in Canada, particularly Yukon Territory and the Northwest Territories, and now in the United States through Alexco Resource U.S. Approximately 50% of the Corporation’s revenues in the first quarter were generated from the care and maintenance services provided to the Yukon Government on the Keno Hill property. The Corporation has negotiated a monthly care and maintenance service contract that continues until Final Close.

Expenses were $1,427,000 for the current quarter compared with $627,000 for the comparative quarter. The $800,000 increase in expenses is due mainly to increased salaries and contractor costs to $537,000 from $113,000 and increased office costs of $246,000 from $132,000. Regulatory fees increased to $67,000 from $11,000 and professional fees increased to $178,000 from $89,000. These increases result from the addition of corporate personnel and office space, and costs associated with listing the Corporation on the American Stock Exchange which was completed in September 2007.

Interest income was $333,000 for the three months ended September 30, 2007 compared with $233,000 for the three months ended September 30, 2006. The increase is due to the Corporation having higher average balances of cash, cash equivalents and deposits on hand during the current quarter.

Outlook

The Corporation completed the 2007 exploration program at Keno Hill at the end of October, which included HQ diamond drilling, regional geological mapping and compilation work, and geophysical and geochemical programs. The drill program, using four drill rigs on site, concentrated on continued district wide exploration as well as resource definition at the Bellekeno, Onek, Silver King and Husky Southwest historical mine areas using surface diamond drilling. The Corporation has engaged SRK Consulting to prepare a National Instrument 43-101 compliant resource report on the Bellekeno mine from the results of this drilling, which is anticipated to be released in mid November 2007.

The Corporation is engaged in an on-going environmental care and maintenance program and expanded reclamation projects at Keno Hill under contract with the Yukon Government. These reclamation projects include capital improvement projects related to water treatment facilities, physical hazards reduction, wire cleanup and closure planning studies. Similarly, the Corporation expects its environmental services activities will expand in the Northwest Territories over 2007 – 2008 as a result of recent increases in staff with environmental, permitting and management expertise.

As the Keno Hill property is currently the Corporation’s main exploration focus, the Corporation does not plan significant expenditures at its other exploration projects in the near term.

Following completion of the negotiation agreement with FNNND in September, efforts will now focus on negotiating and settling an impact benefit agreement regarding the care and maintenance, long term environmental reclamation and remediation and general exploration activities the Corporation is intending to undertake at Keno Hill.

Summary of Quarterly Results

Financial information for the eight most recently completed quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Quarterly Information
Unaudited

	9/30/07 $	6/30/07 $	3/31/07 $	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $
Revenues	1,388	1,102	766	854	1,331	247	138	103
Gross profit	449	378	98	253	401	52	79	54
Expenses (1)	1,427	1,756	3,395	980	627	1,731	458	743
Other income (expense) (1)	333	253	425	233	233	(39)	376	28
Loss for the quarter	481	(609)	(1,311)	(512)	(56)	(1,719)	(3)	(661)
Loss per share – basic and diluted	(0.01)	(0.02)	(0.04)	(0.02)	(0.00)	(0.08)	(0.00)	(0.05)
Expenditures on mineral properties and deferred exploration costs	3,788	4,039	2,355	2,514	3,207	12,490	216	16

(1) Adjusted for reclassification of gain on reclamation and gain or loss from disposal of buildings and equipment

The main fluctuations over the previous eight quarters related to increased consulting revenues and expenses from the acquisition of Access, increased remediation and care and maintenance contracts, increased environmental consulting services, non-cash stock-based compensation, future income tax recoveries and increased staffing and office related costs associated with the expansion of the Corporation’s activities. Revenues are also seasonal as the care and maintenance activities at Keno Hill are reduced during the winter months.

Liquidity and Capital Resources

At September 30, 2007, the Corporation had cash and cash equivalents of $16.5 million plus additional restricted cash of $12.5 million committed against reclamation at Keno Hill and Brewery Creek. The Corporation’s working capital balance was $17.3 million which has decreased from June 30, 2007 by $3.8 million. The decrease is due mainly to expenditures on mineral properties and deferred exploration costs.

Cash used in operating activities was $1,110,000. The Corporation recorded a net loss of $481,000 for the quarter after recording a net income tax recovery of $164,000. The Corporation expended $39,000 for reclamation and closure work at the Brewery Creek mine site during the quarter ended September 30, 2007.

Cash used in investing activities was $4,215,000, including expenditures of $3,823,000 on mineral properties and deferred exploration costs predominately at the Keno Hill property.

Cash inflows from financing activities totaled $167,000, comprised of proceeds from the exercise of broker’s warrants and stock options of $8,000 and $159,000 respectively.

The Corporation has no significant commitments for capital resources, and there have been no material changes in the Corporation’s contractual obligations during the period that are outside the ordinary course of business. The Corporation currently has all its restricted and excess cash invested in term deposits and bankers’ acceptances. The Corporation has no investments in asset backed commercial paper and faces no liquidity issues in any of its investments. The Corporation holds no derivative instruments, and has not employed any hedging activities.

The Corporation currently has sufficient working capital to complete the exploration activities planned for the remainder of 2007 and expand its environmental reclamation and remediation business. As new opportunities arise, the Corporation will reassess its cash needs. The Corporation has obtained its main source of funding from equity issuances. There can be no assurance of continued access to capital, including equity funding, in the future.

Share Data

As at November 9, 2007, the Corporation has 34,268,114 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 3,451,000 and 2,106,539 common shares respectively.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

During the three month period ended September 30, 2007, the Corporation incurred technical service fees with NovaGold totaling $245,000 (2006 - $194,000), which have been capitalized to mineral property and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over Alexco. At September 30, 2007, accounts payable and accrued liabilities include $171,000 (June 30, 2007 - $91,000) due to NovaGold. The Corporation also incurred $24,000 for rent of office space (2006 - $nil) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At September 30, 2007, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties as if they were dealing at arm’s length.

Critical Accounting Estimates

The most critical accounting principles upon which the Corporation’s financial status depends are listed below. The Corporation’s accounting policies are presented in note 2 of the consolidated financial statements for the year ended June 30, 2007.

Mineral Properties and Related Deferred Costs

The Corporation records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Asset Retirement Obligations

The Corporation’s asset retirement obligations (“ARO”) relate to expected mine reclamation and closure activities. The ARO is accreted to full value over time through periodic accretion charges. Cost estimates for AROs at each mineral property are updated to reflect new events, changes in circumstances and any new information that is available. The fair value of ARO is measured by discounting the expected cash flows using an appropriate interest rate. The Corporation prepares estimates of the timing and amount of expected cash flows and updates these estimates to reflect changes in facts and circumstances. Any change in the fair value of ARO is included in the statement of operations.

Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized. The Corporation evaluates impairment, on at least an annual basis, by comparing the fair value of the reporting units to which goodwill was allocated to their carrying amounts.

Stock options and warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Future Income taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Changes In and Initial Adoption of Accounting Policies

Under Canadian generally accepted accounting principles (“GAAP”), the Corporation has been required to adopt certain new and revised accounting standards for interim and annual financial statements relating to its fiscal year commencing July 1, 2007, pertaining to accounting changes and to financial instruments. The nature and effect of the adoption of these new and revised accounting standards are disclosed in the unaudited interim consolidated financial statements with accompanying notes of the Corporation for the three month period ended September 30, 2007.

The Corporation has not adopted any accounting policies during the period where the adoption was voluntary or did not result from new or revised accounting standards.

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Mine Reclamation and Remediation

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation or remediation services could adversely affect demand for the Corporation's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

The patents to which the Corporation has access or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access of any such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Keno Hill Project

The purchase by the Corporation of the assets of UKHM will be subject, among other things, to the Corporation’s ability to obtain a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the initial closing of the purchase. There can be no assurance that the Corporation will be able to satisfy these conditions.

While the Corporation has conducted some preliminary due diligence on the UKHM property, further review of historical records, exploration and geological testing will be required. There is no assurance that such exploration and testing will result in favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the UKHM property.

Aboriginal rights and title

Native land claims in Yukon Territory remain the subject of active debate and litigation. The Keno Hill project lies within the traditional territory of the First Nation of the Na-Cho Nyak Dun. There can be no guarantee that the nature of land claims in Yukon Territory will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Cautionary Statement on Forward-Looking Statements

This MD&A contains "forward-looking statements", made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.